Exhibit 99.1

FANG Announces change in board of directors

BEIJING, May 22, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced a change in its board of directors (the “Board”).

Mr. Sam Hanhui Sun has resigned from the Board, effective from May 22, 2019. Mr. Sun’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Fang thanks Mr. Sun for his efforts and contributions to the Company.

Fang has appointed Mr. Howard Huyue Zhang, managing director of real estate investment division of CITIC Private Equity Funds Management Co., Ltd., as an independent director and member of the audit committee of the Board, effective from May 22, 2019. Upon the effectiveness of Mr. Sun’s resignation and Mr. Zhang’s appointment, the Board will consist of five directors, including three independent directors.

Prior to joining Fang, Mr. Howard Huyue Zhang has served as a managing director of real estate investment division of CITIC Private Equity Funds Management Co., Ltd., a private equity asset management company in China, since March 2018. Mr. Zhang had served as a managing director at Blackstone Group (HK) Limited, a subsidiary of Blackstone Group L.P. (NYSE: BX), from October 2014 to January 2018. Mr. Zhang was the chief investment officer at Infrared NF Investment Advisers Limited, a Hong Kong-based private equity real estate fund, from 2008 to September 2014, and was responsible for acquisitions in the real estate market of China. He had also worked at Citigroup Property Investors, a principal investment firm based in the United States. Mr. Zhang has extensive real estate investment and asset management experience in the Greater China area and the United States. Mr. Zhang received a bachelor's degree from Tsinghua University in architecture and a master's degree from Massachusetts Institute of Technology in real estate. He is also a chartered financial analyst.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Mr. Zijin Li
Acting CFO
Phone: +86-10-5631-8805
Email: lizijin.bj@fang.com

Ms. Jessie Yang
Investor Relations Director
Phone: +86-10-5631-8805
Email: jessieyang@fang.com